EXHIBIT 99.13

OREZONE RESOURCES INC.
(the “Corporation”)

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at The Royal Ottawa Golf Club, Aylmer Road, Alymer Quebec on Thursday, June 5, 2003 at 4:00 p.m. (Ottawa time) and for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies will be primarily by mail, but may be supplemented by telephone or other personal contact by directors of the Corporation. The cost of solicitation of proxies will be borne directly by the Corporation.

APPOINTMENT OF PROXIES

The persons designated in the enclosed form of proxy are directors of the Corporation. Each shareholder has the right to appoint a person to represent such shareholder at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person to represent such shareholder at the Meeting may do so by striking out the names of the persons designated and by inserting such other person’s name in the blank space provided in the form of proxy or by submitting another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Corporation.

REVOCATION OF PROXIES

A shareholder giving a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to Computershare Trust Company of Canada, Proxy Dept., P.O. Box 18210 Stn. BRM B, Toronto, Ontario, M7Y 3J1 prior to the day of the Meeting or to the Secretary or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare Trust Company of Canada at the above mentioned address prior to the day of the Meeting or any adjournments thereof, or with the Secretary or Chairman of the Meeting at the time and place of the Meeting, or any adjournments thereof, an instrument in writing revoking the proxy and executed by the shareholder or by his attorney authorized in writing. If the shareholder is a corporation, this instrument must be executed by a duly authorized officer under its corporate seal or accompanied by a corporate resolution authorizing the signature.

VOTING OF SHARES REPRESENTED BY PROXIES

In order to be voted at the Meeting, a proxy must be received by Computershare Trust Company of Canada at the above mentioned address prior to the day of the Meeting or by the Secretary or Chairman of the Meeting at the time and place of the Meeting prior to the commencement thereof.

If the enclosed form of proxy is properly completed and submitted in favour of the persons designated in the printed portion thereof, the shares represented by such form of proxy will be voted on any ballot that may be called for and where the person whose proxy is solicited specifies a choice with respect to any matter identified therein, the shares shall be voted in accordance with the specification so made. Where shareholders have not specified in the form of proxy the manner in which the designated proxy holders are required to vote the shares represented thereby as to any matter to be voted on, such shares will be voted on any ballot that may be called for in favour of such matter.

The enclosed form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to matters other than those identified in the Notice of Meeting, which may properly come before the Meeting. As of the date hereof, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting. If any matters which are not now known to the management of the Corporation should properly come before the Meeting, then on any ballot that may be called for, the enclosed form of proxy will be voted on such matters in accordance with the best judgement of the person voting it.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders who do not hold their shares in their own name. Only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Corporation. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation. The Independent Investor Communications Corporation mails a scannable Voting Instruction Form in lieu of the form of proxy. You are asked to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meetings. If you receive a Voting Instructions Form from Independent Investor Communications Corporation it cannot be used as a proxy to vote the Corporation’s shares directly at the Meetings as the proxy must be returned by Independent Investor Communications Corporation well in advance of the Meetings in order to have the shares voted.

If you receive either a proxy or a voting instruction form and wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf, you should strike out the names of the persons named in the proxy and insert yours (or such other person’s name) in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, please carefully follow the instructions of your service company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as indicated hereunder the heading “Summary Compensation Table”, no insider of the Corporation is or has been involved, directly or indirectly, in material transactions during the last financial year ended December 31, 2002, or in any contemplated transaction which had or could have a material effect on the Corporation.

RECORD DATE

Pursuant to the National Instrument 54-102, the Corporation has set April 14, 2003 as the record date for the Meeting. Only shareholders of record as at that date are entitled to receive notice of the Meeting. Nevertheless, failure to receive the notice does not revoke the shareholder’s right to vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The authorized capital of the Corporation consists of an unlimited number of Class “A” shares without par value, of which 85,354,256 are issued and outstanding at the date hereof. Each issued and outstanding Class “A” share of the Corporation is entitled to one vote. Only persons who are shareholders of record at 5:00 p.m. (Toronto time) on April 14, 2003, will be entitled to attend and vote at the Meeting, in person or by proxy.

To the knowledge of the Board and of the management of the Corporation, at the date hereof, two entities, Great Western Mining Corporation and Prudent Bear Fund, each holding, directly or indirectly, approximately 9% of the Class “A” Shares of the Corporation.

AGENDA FOR SHAREHOLDERS MEETING

1.	Election of the Directors

The Board of Directors of the Corporation consists of four (4) persons. The persons designated in the enclosed form of proxy intend to vote for the election, as director of the Corporation, of the nominees whose names are set forth below, some of whom are now members of the Board of Directors and have been since the dates indicated herein. Management does not contemplate that any nominee will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-laws of the Corporation.

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercise	Principal Occupation

Ronald Little	03-02-95	699,524	President and CEO, PEng.
President and Director
Ottawa, Ontario

David Netherway *+	07-18-02	10,000	Mining Engineer
Director
Middlesex, United Kingdom

Bob Mason *+	05-05-97	54,500	Geologist
Director
Kingston, Ontario

Michael Halvorson +	nominated	772,705	Financial Advisor
Advisor
Edmonton, Alberta

Suren Mirchandani	07-18-02	Nil	Corporate Director
Director
West Africa

*	Members of the Audit Committee.
+	Members of the Human Resources and Governance Committee (Compensation Committee).

Ronald Little is a professional engineer. He has been President and Director of the Corporation since 1995. Formerly, he acted as Vice-President — Operations, of the Corporation. Ronald N. Little has more than fifteen years of experience, at senior levels, in mining exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included several international projects.

David Netherway is Mining Engineer with nearly 30 years of experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He has been associated with Golden Shamrock Mines Ltd., Ashanti, Gold Fields Limited, Nevsun Resources Ltd. and Semafo Inc. and is currently the President and CEO of Afcan Mining Corp. He is a successful mine developer and operator and brings a wealth of expertise and contacts in West Africa to the Corporation

Bob Mason is President of Mason Exploration Associates Ltd. and a director of Amazonia Mineracao Ltd., a private Brazilian mining and exploration company. He has over 40 years experience (Africa and the Americas), in geology and mineral exploration. He has worked as a Professor of Exploration Geology at Rhodes University in South Africa; Director of the Mineral Exploration program at Queens University from 1983 to 1996, and as a consultant to numerous international mining and exploration companies and government agencies. He has served as a Director of the Corporation since 1997.

Michael Halvorson is President of Halcorp Capital Ltd., a private investment company. Current directorships include Gentry Resources Ltd., Viceroy Resources Corp., and Western Silver Corporation. He served as a director of Orezone from 1999 to 2002 and has been a member of Orezone’s advisory board from 2002 to the present.

Suren Mirchandani is Managing Director of the Coronation Group of Companies and its West African operations. He has lived in West Africa for twenty years. When the Coronation Group decided to expand into the Mineral exploration business, Mr. Mirchandani was given the helm of Coronation International Mining Corporation. This corporation was subsequently combined with the Corporation and has become a significant component of the resources of the new Corporation. Mr. Mirchandani and the Coronation Group bring a wealth of expertise and contacts in West Africa.

Information relating to Executive Compensation and Stock Options

The Corporation’s executive compensation program and Stock Options are administered by the Human Resources and Corporate Governance Committee, made up of non-management members of the Board of Directors of the Corporation which reviews the Corporation’s executive compensation and Stock Option policies and the compensation paid to the Chief Executive Officer and other officers of the Corporation. The Committee reports to the Board of Directors for final approvals. The Committee also reviews the design and competitiveness of the Corporation’s compensation, Stock Option and benefit programs generally.

Summary Compensation Table

The following table sets forth information concerning the annual and long-term compensation earned during the last financial year in respect of the individuals who were, at December 31, 2002, the President and Chief Executive Officer and the four most highly compensated executive officers of the Corporation (the “Named Executive Officers”).

	Annual Compensation			Long-Term Compensation
				Securities Awarded
Name/Principal Position	Fees Earned During Fiscal Year Ended ($)		Bonus Earned During Fiscal Year ($)	Other Annual Compensation ($)	Options Granted (#)	Restricted Shares Awarded ($)	LTIP Payouts ($)	All Other Compensation ($)

Ronald Little	31/12/02	50,000	--	--	400,000	--	--	--
President and	31/12/01	50,000	--	--	--	--	--	--
Director	31/12/00	50,000	--	--	--	--	--	--

David Netherway	31/12/02		--	--	225,000	--	--	--
Director	31/12/01		--	--	--	--	--	--
	31/12/00		--	--	--	--	--	--

Michael Halvorson	31/12/02		--	--	100,000	--	--	--
Advisor	31/12/01		--	--	--	--	--	--
Director to Jun 02	31/12/00		--	--	--	--	--	--

Bob Mason	31/12/02		--	--	150,000	--	--	--
Executive	31/12/01		--	--	--	--	--	--
Vice-President	31/12/00		--	--	--	--	--	--
and Director	00/00/00

Jeffrey S. Ackert	31/12/02	60,000	--	--	350,000	--	--	--
Vice President	31/12/01	60,000	--	--	--	--	--	--
Exploration	31/12/00	60,000	--	--	--	--	--	--

During the financial year ended December 31, 2002, the Corporation paid a total amount of $305,050 for consultants’ fees and administrative services to a corporation, which employs most of the directors, officers, and consultants of the Corporation. The professional fees earned for services rendered in the above table for those directors and officers are included in this amount.

Directors

The directors of the Corporation, with the exception of those who are consultants to the Corporation, received no cash remuneration for services rendered in such capacity. They do not receive a fee for board or committee meetings attended.

Indebtedness of Senior Executives

No senior executive of the Corporation, including partners or affiliates of such persons, was granted loans during the year.

Liability Insurance

The Corporation does not have liability insurance for its directors and officers but is currently investigating this option.

Stock Option Plans

The Corporation has three (3) stock option plans (the “Plans”) outstanding pursuant to which options were granted and have not yet been exercised. The Plans were created for the benefit of the directors, officers and employees of the Corporation as well as persons providing ongoing services to the Corporation (the “Admissible Persons”).

The objective of the Plans is to create an incentive for Admissible Persons, by offering them the possibility of acquiring a participation in the Corporation through the purchase of shares of the Corporation under the Plans.

The exercise price, terms, and conditions of the options are established by the directors in accordance with the policies of the regulatory authorities having jurisdiction over the securities of the Corporation.

The following table indicates for each Plan the date it was adopted by the Board of Directors of the Corporation, the date it was approved by the shareholders of the Corporation and the maximum number of shares, which may be issued thereunder.

Plan	Date adopted by Board of Directors	Date approved by shareholders	Number of shares to be issued under the Plan

First	June 15, 1995	November 29, 1995	300,000

Second	October 11, 1996	November 15, 1996	750,000

Third	September 29, 1997	November 21, 1997	3,800,000
	amended on September 30, 1998,	amended on November 17,
	May 8th, 2000 May 11, 2002.	1998; June 29, 2000; June
		27, 2001 and June 27,
		2002.

Each Plan provides that the exercise price of the options granted is determined by the Board of Directors, but cannot, however, be lower than the market price, under the rules of the regulatory authorities having jurisdiction over the securities of the Corporation.

The following table indicates the number of outstanding or available options under the Plans together with the exercise price at which they may be exercised.

Plan	Number of Options Outstanding / Available	Exercise Price of outstanding

First	100,000 / 39,000	$0.21

Second	0 / 325,000	0.00

Third	735,000	$0.30
	630,000	$0.50
	371,450	$0.35
	500,000	$0.20
	1,450,000 / 41,000	$0.31

1,950,000 options were granted to officers, directors, employees and consultants of the Corporation during the financial year ended December 31, 2002 under terms and conditions of the third Plan. On December 31, 2002 there were 39,000 options available under the first Plan, 325,000 under the second Plan and 41,000 options reserved under the third Plan. An error was discovered in the third Plan whereby, 100,000 options recorded under the third Plan should have been recorded to the first Plan.

AGGREGATED OPTIONS EXERCISED IN THE LAST
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Class A Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercisable Options at Financial Yaer End (#) Exercisable/Unexercisable	Value of Unexercised-in-the Money Options at the Financial Year End(1)($) Exercisable/Unexercisable

Ronald N. Little
President and Director	Nil	Nil	925,000 / Nil	Nil / Nil
Ottawa, Ontario

David Netherway
Director	Nil	Nil	225,000/ Nil	Nil / Nil
Middlesex, United Kingdom

Michael Halvorson
Advisor	Nil	Nil	? ?/ Nil	Nil / Nil
Edmonton, Alberta

Bob Mason
Executive Vice-President and	Nil	Nil	350,000 / Nil	Nil / Nil
Director
Kingston, Ontario

Suren Mirchandani
Director	Nil	Nil	Nil / Nil	Nil / Nil
West Africa

(1)	Value of unexercised in-the-money options calculated using the closing price of the Class “A” shares of the Corporation on The Toronto Stock Exchange on December 31, 2002, less the exercise price of in-the-money stock options.

Shareholder Return Performance Graph

The Chart below compares the yearly percentage change in the cumulative total shareholder return on the Corporation’s Class “A” shares against the cumulative total shareholder return of the TSX Composite Index for the period commencing December 31, 1998 and ending December 31, 2002.(1)

Comparison of Cumulative Total Shareholder Return on Class "A" Shares over 5 years

Shares of the Corporation and the TSX Composite Index

(1)	Assumes that the initial value of the investment in the Corporation’s Class “A” shares and in each of the indices was $100 on December 31, 1998 and that all dividends were reinvested.

Termination of employment or change of Control

The Corporation does not have any pension plans nor any arrangements for compensation in the event of termination as a result in a change of control of the Corporation.

Indebtedness of Senior Executives and Directors

No senior executive, no director and no proposed nominee for election as director of the Corporation, including partners or affiliates of such persons, was granted loans during the financial year ended December 31, 2002.

Interest of Management and Others in Material Transactions

No insider, proposed nominee for election as a director or associate or affiliate of such insider or proposed nominee has a financial interest in any material transaction carried out since the commencement of the last financial year or on any proposed transaction which has materially affected or would materially affect the Corporation.

Statement of Corporate Governance Practices

The Toronto Stock Exchange, on which the Class “A” shares of the Corporation are listed, has adopted guidelines regarding the disclosure by listed corporations of their approach to corporate governance (the “Guidelines”).

The Guidelines provide that some of the recommendations that are made may be overly expensive and thus inappropriate for smaller corporations. The Board of Directors of the Corporation has considered the Guidelines, received comments from the Corporation’s solicitors and implemented some of the recommendations, rejecting those which were felt to be overly expensive and inappropriate for a corporation of its size. It was felt that adding such overhead costs would needlessly reduce the return on shareholders’ equity.

The Board of Directors of the Corporation adopted Corporate Governance Practices. The practices so adopted by the Corporation are set forth in Schedule A hereof.

2.	Appointment of Auditors

The Management of the Corporation proposes the re-appointment of Raymond Chabot Grant Thornton, Chartered Accountants, as auditors of the Corporation for the current financial year, and the authorization for the directors to fix their remuneration.

At the Meeting, or any adjournment thereof, Raymond Chabot Grant Thornton, chartered accountants, will be proposed for reappointment as auditors of the Corporation for the current fiscal year, and, unless authority to vote in respect thereof is withheld, the nominees named in the accompanying Form of Proxy will vote in favour of such appointment and in favour of authorizing the Board of Directors to fix their remuneration.

3.	Proposed Private Placements

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six- month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the “TSX 25% Rule”), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Corporation of funds, which it may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and Corporation operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation’s issued and outstanding share capital is currently 85,354,256 Class “A” shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 5, 2003 would not exceed 85,354,256 Class “A” shares in the aggregate, or 100% of the Corporation’s issued and outstanding shares as at April 14, 2003.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)	it must be substantially with parties at arm’s length to the Corporation;

(b)	it cannot materially affect control of the Corporation;

(c)	it must be completed within a twelve month period following the date the shareholder approval is given; and

(d)

it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per Class “A” share must not be lower than the closing market price of the Class “A” shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the “Market Price”), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25
$0.51 to $2.00	20
Above $2.00	15

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and / or making issuable such number of its Class “A” shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:

“RESOLVED, as an ordinary resolution, that the issuance by the Corporation in one or more private placements during the twelve month period commencing June 5, 2003 of such number of securities that would result in the Corporation issuing or making issuable 85,354,256 Class “A” shares as is more particularly described in the Corporation’s Management Information Circular dated April 14, 2003, is hereby approved.”

4.	Amendment to the 1997-1998 Stock Option Plan

The Board of Directors of the Corporation adopted a resolution dated May 8, 2000, amending the 1997-1998 Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Corporation (the “Admissible Persons”). The Plan was established on September 29, 1997 by the Board of Directors of the Corporation and ratified by the shareholders on November 21, 1997 with 750,000 Class “A” shares issuable under the Plan. It was subsequently modified by the Board of Directors on September 30, 1998, which modification was ratified by the shareholders on November 17, 1998, thereby increasing the number of Class “A” shares issuable under the Plan to 1,750,000.

On May 8, 2000, the Board of Directors of the Corporation approved an increase in the number of Class “A” shares under the Plan in the amount of 800,000 shares. This increased the number of shares available to be issued under the Plan to 2,550,000 Class “A” shares and also increased the number of shares available for future option grants to 800,000. It was further modified by the Board of Directors on May 11, 2002 which modification was ratified by the shareholders on June 27, 2002, thereby increasing the number of Class “A” shares issuable under the Plan to 3,800,000.

The purpose of the Plan is to attract and motivate Admissible Persons by offering to such persons the opportunity to acquire an equity interest in the Corporation (or to increase same) through the purchase of Class “A” shares under the Plan.

The shareholders of the Corporation are asked to approve, ratify and confirm the resolution of the Board of Directors adopted on October 2, 2002 by which the number of options that the Corporation may grant under the Plan is increased from 3,800,000 to 7,500,000.

Unless otherwise indicated, the nominees in the form of proxy will vote for the approval, ratification and confirmation of the resolution of the Board of Directors authorizing this amendment to the 1997-1998 Stock Option Plan. This proposal requires the approval by a majority of the votes cast at the Meeting other than the 764,024 Class “A” shares beneficially owned by insiders of the Corporation to whom options may be granted pursuant to the 1997-1998 Stock Option Plan and their associates.

5.	Approval, ratification and confirmation of the resolution of the Board of Directors dated November 8, 2002

On October 2, 2002, the 1997-1998 Stock Option Plan has been modified so that the number of options that the Corporation may grant under the Plan is increased from 3,800,000 to 7,500,000.

On November 8 2002, upon recommendation of the Compensation Committee, the Board of Directors granted options to purchase 2,300,000 Class “A” shares of the Corporation to directors, advisors, employees and consultants of the Corporation for a term of 10 years and exercisable at a price of $0.30 per share.

The shareholders of the Corporation are asked to approve, ratify and confirm the resolution of the Board of Directors dated November 8, 2002 granting options to purchase 2,300,000 Class “A” shares of the capital of the Corporation to directors, advisors, employees and consultants of the Corporation.

Unless otherwise indicated, the nominees in the form of proxy will vote for the approval, ratification and confirmation of the resolution of the Board of Directors dated November 8, 2002, granting options to purchase 2,300,000 Class “A” shares of the capital of the Corporation to directors, advisors, employees and consultants of the Corporation. This proposal requires the approval by a majority of the votes cast at the Meeting other than the 764,024 Class “A” shares beneficially owned by insiders of the Corporation to whom options may be granted pursuant to the 1997-1998 Stock Option Plan and their associates.

PROPOSAL BY SHAREHOLDERS

Pursuant to the Canada Business Corporations Act (the “Act”), resolutions intended to be presented by shareholders for action at the 2004 Annual Meeting must comply with the provisions of the Act and be deposited at the Corporation’s head office not later than January 16, 2004 in order to be included in the Management Information Circular relating to such Annual Meeting.

APPROVAL OF CIRCULAR

The Board of Directors of the Corporation has approved the contents of the Management Information Circular and its sending to the shareholders.

Ottawa, Ontario, April 14, 2003

OREZONE RESOURCES INC. Per: (signed) Ronald N. Little Ronald N. Little, President

SCHEDULE A

CORPORATE GOVERNANCE

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             TSX GUIDELINES                            COMPLIANCE*                      COMMENTS
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1.     Board should explicitly assume                [Yes/No/Partly]
       responsibility for stewardship of the
       Corporation, and as part of the overall
       stewardship responsibility, should
       assume responsibility for:

       (a)  Adoption of a strategic planning               Yes        The Chief Executive Officer of the Corporation annually
            process                                                   presents to the Board the Corporation's business plan for
                                                                      the Board's assessment and review. The implementation of
                                                                      the business plan is periodically reviewed and monitored
                                                                      by the Board during the year.

       (b)  Identification of principal business           Yes        The business plan presented annually by the Chief Executive
            risks, and implementing risk                              Officer takes into account the recommendations of the Audit
            management systems                                        Committee in respect of the proposed strategies and systems for managing such risks.

       (c)  Succession planning, including appointing      Yes         The Human Resources and Corporate Governance Committee (the
            training and monitoring senior                             "HRCG Committee") reviews from time to time organizational
            management                                                 matters such as succession planning.  Given Management's
                                                                       young age, succession planning is not seen at present time as critical by the Board and the HRCG Committee.

       (d)  Communications policy                          Yes         The Board has implemented a communications policy pursuant to which every written communication issued and initiated are reviewed by internal and external consultants.

       (e)  Integrity of internal control and              Yes         Internal control is monitored by the Audit Committee and the
            management information systems                             non-executive directors and through our joint venture
                                                                       partners.  All items are reported to the Audit Committee
                                                                       and then through to the Board.

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             TSX GUIDELINES                            COMPLIANCE*                      COMMENTS
----------------------------------------------------------------------------------------------------------------------
2.     Unrelated Directors:

       (a)  Majority of directors should be                Yes         The Corporation has 2 shareholders that, together, hold
            "unrelated" (independent of Management                     approximately 19.5% of all voting rights, each being less
            and free from conflicting interests --                     than 10%. The
            -- see Note A)                                             Corporation also considers the size of its Board allows it to operate in an efficient manner given, among other things, the size of the enterprise.

       (b)  If the Corporation has a significant           Yes         The Board includes 2 directors who do not have interests in,
            significant shareholder, the Board                         or a relationship with, the Corporation's principal
            should also include a number of                            shareholder.
            directors who do not have interests in
            or a relationship with either the
            Corporation or the significant
            shareholder and which fairly reflects
            the investment in the Corporation by
            shareholders other than the significant
            shareholder

3.     Disclosure of the Board's analysis                  Yes         The Board has determined that there are no directors who, by
       respecting the Board's determination as to                      virtue of their shareholdings in the Corporation or their
       whether individual directors are "related"                      relationships with significant shareholders of the
       or "unrelated"                                                  Corporation, are "related" directors.  Two  directors, David
                                                                       Netherway and Suren Mirchandani both represent one
                                                                       shareholder that holds 9.7% in the capital of the
                                                                       Corporation.  The Board has deemed these members "unrelated"
                                                                       since the holding is not significant and both are non-
                                                                       management directors.

4.     Nominees to the Board should appoint a              Yes         Management has responsibility for determining those persons
       committee composed exclusively of outside                       to be proposed for nomination for election as directors,
       (i.e.: non-management) directors, the                           which  proposed nominations  are  reviewed and approved by
       majority of whom are "unrelated," with the                      the HRCG  Committee.  All  of the  members  of the
       responsibility for proposing to the Board                       HRCG  Committee are  "unrelated"  directors or
       new nominees to the Board and for assessing                     unrelated members of the Advisory committees.
       directors on an ongoing basis.

5.     The Board should implement a process for            Yes         Management and Board members review each others performance
       assessing the effectiveness of the Board                        on an ongoing basis. The Corporation has a small board and
       as a whole, its Committees and individual                       management.
       individual directors

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             TSX GUIDELINES                            COMPLIANCE*                      COMMENTS
----------------------------------------------------------------------------------------------------------------------
6.     The Corporation should provide orientation          Yes         Reports and other documentation relating to the Corporation's
       and education programs for new directors.                       business and affairs are programs for new directors provided to new directors, and site visits held at the Corporation's main projects to give the directors additional insight into the Corporation's business and operations.

7.     Board should  examine its size and, with a          Yes         The Board believes that the current size of the Board, i.e.
       a view to determining the impact of the                         4 directors, is efficient and effective.  Once the
       number upon effectiveness, undertake where                      Corporation proceeds with a production decision, the Board
       appropriate, a program to reduce the number                     expects to expand to 7 directors.
       of directors to a number which facilitates
       more effective decision-making

8.     Board should review compensation of directors       Yes         The HRCG Committee reviews and recommends to the Board for
       in light of risks and responsibilities                          approval the remuneration of directors and officers
       involved in being an effective director of
       the Corporation

9.     Composition of Committees:

       (a)  Committee should generally be composed         Yes         The Audit Committee is composed of non-management directors.
            of outside (i.e.: non-management) directors                The HRCG Committee is composed of a Majority of non-
                                                                       Management directors. The compensation committee doubles
                                                                       as the HRCG committee due to the size of the Corporation.

       (b)  Majority of committee members should           Yes         The HRCG Committee is composed of a Majority of non-
            be "unrelated"                                             Management directors

10.    Board should assume responsibility for              Yes         The Board is responsible for the Board's approach to
       developing the Corporation's approach to                        corporate governance issues.
       corporate governance issues                                     However, the HRCG Committee reviews, makes recommendations and reports to the Board on governance issues.

11.    Board should, together with the CEO, develop        No          To allow the Board to operate in an  efficient and flexible
       position description for the Board and the                      manner, the Corporation has not felt, up to the present time,
       CEO, and define limits to Management's                          it was necessary to define position descriptions for
       responsibilities and corporate objectives                       the Board. Each board member has his own strength and due to
       for the CEO                                                     the size of the Corporation, no further definition is
                                                                       required.

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             TSX GUIDELINES                            COMPLIANCE*                      COMMENTS
----------------------------------------------------------------------------------------------------------------------
12.    Board should have in place appropriate              No          The Board has not deemed appropriate, up to the present time,
       structures and procedures to enable the                         to hold  meetings  in the absence of "unrelated" directors.
       Board to function independently of                              However, such a procedure, while unusual, could be used if
       Management                                                      the  "unrelated" directors expressed their wish to do so. At the present time, the Board has not requested the assistance of an outside adviser. Given the various approval levels
                                                                       involved in order to authorize any Major commitment, the
                                                                       Corporation has established appropriate structures and
                                                                       methods ensuring that the Board can function independently of Management.

13.    Audit Committee:

       (a)  Should be composed only of outside             Yes         The Audit Committee is composed only of non-management
            directors                                                  directors.  Due to the small size of the Board, the members are "related".  Neither of the members receive and
                                                                       compensation from the Corporation.

       (b)  Its roles and responsibilities should be       Partly      The members of the committee are aware of their
            specifically defined so as to provide                      responsibilities and are reminded by the external auditor of
            appropriate guidance to its members as                     the  Corporation.  Nothing more specific is defined as this
            to their duties                                            time due to the size of the Corporation.

       (c)  Should have direct communication channels      Yes         The members have complete access to the external auditor.
            with the internal and external auditors
            to discuss and review specific issues as
            appropriate

       (d)  Its duties should include oversight            Yes         The members recommend to the Board and to management
            responsibilities for management                            requirements for reporting and internal control.
            reporting on internal control.

14.    Board should implement a system to enable           No          Please see item 12 above.
       individual directors to engage outside advisers,
       at Corporation's expense, subject to the
       approval of any appropriate committee.

*  "Yes"  indicates  that  the  Corporation  is  generally  aligned  with  the understood intent of the TSX Guideline.

   "Partly"  indicates  that the  Corporation  is  partially  aligned with the understood intent of the TSX Guideline.

   "No"  indicates  that the  Corporation  is not  generally  aligned with the understood intent of the TSX Guideline.

NOTE A:   Under  the TSX  Guidelines,  an  “unrelated  director”  is a director  who is  independent  of  management  and is  free  from  any interest in any business or other  relationship  which could, or could
          reasonably   be   conceived   to,   materially   interfere   with  the
          director’s  ability to act in the view of the best  interests  of the Corporation,  other than interests and  relationship  arising from shareholding.

NOTE B:   The TSX Guidelines  define  “significant  shareholder”  as a shareholder  with the  ability to exercise a majority of the votes for the election of directors  attached to the  outstanding  shares of the
          Corporation.  No  shareholder  exercises  a majority  of votes for the election of directors.